Exhibit 21.1

Subsidiaries of the Registrant

The Registrant has the following subsidiaries which, except as indicated, do business under their legal names:

NAME	PLACE OF INCORPORATION/ORGANIZATION

Ambulatory Infusion Therapy Specialist, Inc.	Texas
Doctors Practice Management, Inc.	Texas
Sino Bond Inc. Limited	Hong Kong
Surgery Specialty Clinicians, Inc.	Texas
Vista Community Medical Center, LLP d/b/a Surgery Specialty Hospitals of America – Southeast Houston Campus	Texas
Vista Healthcare, Inc.	Texas
Vista Hospital of Dallas, LLP	Texas
Vista Land and Equipment, LLC	Texas